Via  Edgar*

June 30, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 28, 2011 (“Form 10-K”)
Form 10-Q for the Period Ended March 31, 2011
Filed May 10, 2011 (“Form 10-Q”)
File No. 001-14965

Dear Ms. Hayes:

We are in receipt of the letter, dated May 26, 2011, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.  We appreciate the Staff’s review of our Form 10-K and Form 10-Q and look forward to working with the Staff to resolve the Staff’s comments.   For your convenience, we have included the Staff’s comments below, followed by our responses.

*
Certain confidential portions of this letter were omitted by means of redacting a portion of the text.  The word “[Redacted]” has been inserted in place of the portions so omitted.  Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

Form 10-K for the year ended December 31, 2010

Item 1.  Business

Institutional Client Services, page 3

1.
We note your disclosure of the three ways in which Institutional Client Services generates revenues.  In future periodic filings, please quantify the extent to which revenues are generated in each of these ways.  In addition, please disclose the extent to which positions resulting from transactions involving customized or tailor-made products are offset in Institutional Client Services and other segments.

Response:

The referenced disclosure on page 3 of our Form 10-K is part of a narrative description of our businesses and is intended to provide a general explanation of the types of services provided by our Institutional Client Services segment, the markets in which we operate, and the manner in which these services generate revenues. The three means of revenue generation occur along a spectrum – from the most standardized to the most customized transactions – and are not amenable to bright-line distinctions. We do not track or quantify revenues for these general categories.

The offsetting impact of economic hedging is reflected in the same reporting segment as the related revenues.  Our holdings and our exposures are hedged, in many cases, on either a portfolio or risk-specific basis, as opposed to an instrument-by-instrument basis. In future filings, we will clarify this in Note 7. Derivatives and Hedging Activities.

Fixed Income, Currency and Commodities Client Execution, page 4

2.
Please tell us and revise this section to more clearly discuss the nature of mortgage-related activity within the Institutional Client Services segment, including the types of mortgage products involved and the revenue streams generated from these products.  Please revise your disclosures on page 37 to identify the nature of the mortgage revenues in this segment that increased from 2009 to 2010.

Response:

In Institutional Client Services, we act as market maker and facilitate client transactions for various products.  We generate revenues from activities with our clients for all of these products in the same manner and our discussion of these activities applies to each of the products for which we provide client services, including mortgages. These activities are (i) executing transactions in large, highly liquid markets, (ii) executing transactions in less liquid markets, and (iii) structuring and executing transactions involving customized or tailor-made products that address our clients’ risk exposures, investment objectives or other complex needs.  As noted on page 4 of our Form 10-K, our activities in mortgages include commercial and residential mortgage-related securities and loan products, and other asset-backed and derivative instruments. We do not originate residential mortgages (except for a de minimis amount for private wealth management clients).

In “Results of Operations – Financial Overview” and “Results of Operations – Segment Operating Results” of our Form 10-K, we noted that mortgage revenues during 2010 were higher than 2009 as 2009 included approximately $1 billion of losses on commercial mortgage-related products. We have included the relevant excerpt below from pages 46 and 55 of our Form 10-K:

“These decreases were partially offset by higher net revenues in mortgages, as 2009 included approximately $1 billion of losses on commercial mortgage-related products.”

The fact that these losses occurred in 2009 was the primary driver of the increase in mortgage net revenues in 2010 compared with 2009.

Commissions and Fees, page 4

3.
We note your disclosure that electronic trades account for the majority of your equity trading activity, while a majority of your net revenues from equity trading activities are derived from your traditional “high-touch” handling of more complex trades.  In future periodic filings, please quantify the extent to which equity trading activities are “low-touch” and “high-touch.”

Response:

“High-touch” and “low-touch,” as used in our Form 10-K, are descriptive terms that we include in our disclosures because we believe that they help to explain the nature of our business and highlight known trends. These are not accounting or standard industry terms and we do not track our revenues based on these terms, as they are not precise enough to permit exact quantification.  This is because, while there are types of transactions that are easily classifiable as “high-touch” or “low-touch,” many transactions fall on a spectrum between the two. However, certain activities can be classified as primarily “high-touch” and these activities represent the clear majority of our commissions and fees.

Other, page 5

4.	On page 4 and throughout the filing, we note that you invest directly in commodities and other assets, including power generation facilities. Please respond to the following:

•
Please tell us the type of commodities that you invest in and describe in more detail the activities that go into making a market in these commodities and the types of revenue streams earned as a result of these activities.

Response:

Client execution activities within the commodities asset class include oil and natural gas, base, precious and other metals, electricity, coal, agricultural and other commodity products. Clients typically buy and sell exposure to these commodities through a combination of swaps and/or options transactions. Through the Fixed Income, Currency and Commodities Client Execution component of our Institutional Client Services segment, we make markets in these commodities (e.g., by posting bid and ask prices) and generate revenue from the spread between bid and ask prices.

In addition, our Investing & Lending segment includes investments in companies that engage in commodity-related activities (e.g., power generation facilities). This segment includes revenues from consolidated investment entities, our proportional share of income from equity-method investments and gains/losses from investments held at fair value.

•
Tell us how you obtained your ownership in J. Aron & Company and tell us whether this is an area where you are considering further investments.  Also tell us whether you hold interest in any other power generation facilities.

Response:

We purchased 100% of the ownership interests in J. Aron & Company (J. Aron) in December 1981. In the ordinary course of business, we invest from time to time in the businesses conducted by J. Aron, however we currently do not plan to make a material additional investment in these businesses. We do not own any power generation facilities through J. Aron. However, as of the date of this letter, we consolidate six power generation facilities and account for four other power plants under the equity method.

•
Tell us how and where the results of your ownership interest in J. Aron & Company and, if any, other power generation facilities are reflected in your consolidated financial statements, including the amounts involved.

Response:

Results for our investments in power generation facilities are reflected in our Investing & Lending segment, however in the aggregate they are immaterial.  [Redacted]

•	Describe the relationship between your market making activities in various commodities and your ownership in J. Aron & Company and, if any, other power generation facilities.

Response:

Our market-making activities for commodities are transacted in J. Aron.  J. Aron does not generally transact trades as market maker on behalf of power generation facilities owned or partially owned by the firm.

Item 1A.  Risk Factors, page 18

5.
We note your introductory statement that the discussion includes “some of the more important factors” that could affect your business.  Please note that you should discuss all material risks.  Please expand this section and revise the introductory statement accordingly.  For example, we note your statement that many of the Dodd-Frank regulations are still being drafted and therefore the exact impact these regulations will have on your business is unclear.  Your expanded discussion should address the risks related to specific aspects of Dodd-Frank that are likely to affect your business including the prohibition on proprietary trading and increased capital requirements.  As the Dodd-Frank regulations will not vary based on economic conditions, this discussion should be a separate risk factor discussion.

Response:

We confirm that our Risk Factors section discusses all material risks. We use the phrase “some of the more important factors” as it is derived from the Private Securities Litigation Reform Act, which provides a safe harbor for forward-looking statements that are, among other things, “accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward looking statement”. See Section 21E(c) of the Securities Exchange Act of 1934 (emphasis added). Our usage of this term also encompasses the required disclosure of “the most significant factors” set forth in Item 503(c) of Regulation S-K.

With respect to the impact of the Dodd-Frank regulations, we note that we have a separate risk factor on page 26 on regulatory risk, entitled “Our businesses and those of our clients are subject to extensive and pervasive regulation around the world.” This risk factor cross-references the “Business – Regulation” section, which includes disclosure on the specific aspects of Dodd-Frank that we believe are most likely to affect our businesses, including the creation of a new systemic oversight body (page 8), prohibition of proprietary trading (page 9), increased capital requirements (pages 9-10), incentive compensation limitations (page 11), derivative push-out provisions (page 12), limitations on affiliate transactions (page 12), establishment of a resolution plan (page 12), increased deposit insurance assessments (page 13), and broker-dealer and derivative market regulation (page 15).

Our businesses have been and may continue to be adversely affected by conditions in the global financial markets and economic conditions generally, page 18

6.
Please expand your discussion to explain how asset values, the lack of liquidity, reduced volatility, general uncertainty about economic and market activities and a lack of consumer, investor and CEO confidence have negatively impacted many of your businesses.

Response:

The risk factor on page 18 makes the general point that our businesses are subject to market conditions. We provide the requested explanation of particular market conditions on pages 19-21, in the specific risk factors addressing these subjects. In particular:

•	the impact of a decline in asset values is discussed in the first risk factor on page 19;

•	the impact of a lack of liquidity is discussed in the last risk factor on page 21;

•	the impact of reduced volatility is discussed in the first risk factor on page 20; and

•	the impact of market uncertainty and lack of investor and CEO confidence is discussed in the second risk factor on page 20.

Our liquidity, profitability and businesses may be adversely affected by an inability to access the debt capital markets or to sell assets or by a reduction in our credit ratings or by an increase in our credit spreads, page 21

7.	Please expand this discussion to disclose that four of the five credit rating agencies have issued a negative outlook and disclose the effects of a one and two notch downgrade.

Response:

We disclose our credit ratings (including negative outlooks by four of the five credit rating agencies) and the effects of a one and two notch downgrade under “Liquidity Risk” on pages 82 and 83 of our Form 10-K.  We believe this is the most appropriate location for this disclosure because it is a component of the discussion of liquidity, and because this disclosure is updated on a quarterly basis.  In order to further assist with locating this quantitative disclosure, we will include a cross-reference to the credit rating information in future Form 10-K filings.

Item 7.  Management’s Discussion and Analysis of Financial Condition…, page 35

Critical Accounting Policies, page 40

Fair Value, page 40

8.
Please revise in future filings to discuss the nature and type of assets underlying any asset-backed securities, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit), the geographic region, and the years of issuance as well as information about the credit quality of the securities, including changes or potential changes to those ratings.  We note similar disclosure was provided in prior filings, but we were unable to locate it in your current Form 10-K.

Response:

In the aggregate, loans and securities backed by commercial and residential real estate comprised less than 1.75% of our total assets as of December 2010. We believed these amounts were immaterial and therefore removed the disclosure from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K.  If such amounts become material, we will include this disclosure in future filings.

Level 3 Financial Assets at Fair Value, page 42

9.
We note from your disclosure on page 117 that you had approximately $7.9 billion in net realized and unrealized gains related to level 3 financial instruments in the year ended December 31, 2010.  From your tables on page 117, it appears the most significant gains and losses were the net realized gains on your Total cash instrument assets of $1.5 billion, the net unrealized gains on your Total cash instrument assets of $1.7 billion, and the net unrealized gains on your Total derivatives – net of $5.2 billion.  We also note your disclosures at the top of page 116 regarding the unrealized gains of $1.7 billion and $5.2 billion.  Please revise in future filings to more clearly discuss the following:

As part of your revisions, please more clearly address the individual factors and types of securities affected in greater detail than was provided in the footnotes on page 116.  Where possible, please provide quantification.

•	whether realized and unrealized gains (losses) affected your results of operations, liquidity or capital resources during the period, and if so, how;

Response:

Gains/(losses) in the level 3 rollforward are not necessarily representative of the firm’s business activities.  This is because, as we note on page 115 of our Form 10-K, level 3 gains/(losses) are frequently economically hedged with level 1 or level 2 financial instruments and therefore are frequently offset by gains or losses attributable to level 1 or level 2 financial instruments.  In future filings, we will make clear that, because of this, there is no direct link between the gains/(losses) included in the level 3 rollforward and the overall impact on our results of operations, liquidity or capital resources.

•	the reason for any material decline or increase in the fair values; and

Response:

The level 3 rollforward on page 117 is a summary rollforward.  The introductory paragraph on page 116 provides a cross-reference to the more detailed level 3 rollforwards in Notes 6 and 7.  Changes in the fair values of level 3 financial instruments are disclosed in greater detail in the level 3 rollforward by security type for cash instruments on page 123 of our Form 10-K and by product type for derivative instruments on page 132 of our Form 10-K.  Commentary is provided where components of the rollforward (realized gains and losses, unrealized gains and losses, purchases, issuances and settlements or transfers) are material.

•	whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views.

Response:

As noted on page 40 of our Form 10-K, the fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair values of our financial instruments classified in level 3 of the fair value hierarchy are the best estimate of exit price as defined by Accounting Standards Codification (ASC) 820.

Results of Operations, page 44

Net Revenues, page 46

10.
In future filings please expand your disclosure in this section to provide a more detailed discussion and analysis of your results of operations, including known material trends, events, and uncertainties, by type of revenue (e.g., by line item included in the consolidated statements of earnings) beyond the high level of discussion provided here that is essentially the same high level provided in your Executive Overview on page 37.  Otherwise, tell us how you determined these results did not need to be described in sufficient detail for the reader to understand your results of operations.  We note the level of detail provided here is also substantially similar to the level of detail provided in your segment discussions on page 52.  Provide us with your proposed disclosures, as applicable.

Response:

We agreed with the Staff’s prior comment on this topic (number 11 in the Staff’s letter dated September 27, 2010), and accordingly included a more detailed analysis of the material trends in the net revenues of the primary products and activities within Fixed Income, Currency and Commodities Client Execution on page 55 of our Form 10-K. In future filings we will include similar additional disclosure for Investment Banking, Investment Management and Investing & Lending.  The following are illustrative examples of what this disclosure might have been for the year ended December 2010:

Investment Banking:

“During 2010, Investment Banking operated in an environment generally characterized by a continuation of low levels of industry-wide mergers and acquisitions activity, reflecting heightened uncertainty regarding the global economic outlook.  Although certain additional unfavorable market conditions emerged in the first half of 2010, including lower equity prices and wider corporate credit spreads, interest rates remained low throughout the year and underwriting activity improved during the second half of the year as global equity prices recovered and corporate credit spreads narrowed.  If mergers and acquisitions activity remains at low levels, equity prices decline, interest rates increase or corporate credit spreads widen, net revenues in Investment Banking would likely be negatively impacted.”

Investment Management:

“During 2010, Investment Management operated in an environment generally characterized by a continuation of industry trends that emerged during 2009, as financial markets began to stabilize, asset prices improved and investors began to shift assets away from money markets in favor of asset classes with potentially higher risk and returns.  This trend has resulted in favorable changes in the mix of assets under management, as well as appreciation in the value of client assets.  If asset prices decline, or investors change their mix of assets to lower risk asset classes or withdraw their assets, net revenues in Investment Management would likely be negatively impacted.  In addition, continued uncertainty regarding both the global economic outlook and the potential impact of regulatory reform could result in downward pressure on assets under management.”

Investing & Lending:

“Investing & Lending recorded net revenues of $7.54 billion for 2010.  Results for 2010 primarily reflected a gain of $747 million from our investment in the ordinary shares of ICBC, a net gain of $2.69 billion from other equity securities and net gains and net interest of $2.60 billion from debt securities and loans. The net gain from equity securities was primarily driven by an increase in global equity markets, which resulted in appreciation of both our public and private equity positions and provided favorable conditions for initial public offerings.  The net gains and net interest from debt securities and loans primarily reflected the impact of tighter credit spreads and favorable credit markets during the year, which provided favorable conditions for borrowers to refinance.   If equity markets decline and credit spreads widen, net revenues in Investing & Lending would likely be negatively impacted.”

Investment Banking, page 53

11.
Please revise in future filings to quantify the change in your investment banking transaction backlog, with quantification of the separate changes in underwriting and financial advisory backlogs where material.  Identify and discuss any trends reflected.

Response:

We agreed with the Staff’s prior comment on this topic (number 10 in the Staff’s letter dated September 27, 2010), and accordingly included a more detailed qualitative explanation of material changes in backlog on page 53 of our Form 10-K.

We believe it would be inappropriate to disclose quantitative data with respect to our backlog as it represents an approximate amount of future revenues from investment banking transactions that have not yet occurred, based on an internal assumption of it being “more likely than not” that such client transactions will in fact occur in the future.   This measure is subjective as many such transactions are cancelled or modified and other transactions not included in the estimate may also occur.  We provide the qualitative statements to add context on the overall environment for our investment banking business and we note on page 17 of our Form 10-K that backlog statements constitute “forward-looking statements” and actual results could differ, possibly materially, from anticipated results indicated by these statements.

Institutional Client Services, page 54

12.
We note your discussion of net revenues in Institutional Client Services is substantially similar to your overall discussion of results of operations on page 46.   We also note that Fixed Income, Currency and Commodities Client Execution represented 35% of overall consolidated total net revenues and 63% of total net revenues for the Institutional Client Services segment in the year ended December 31, 2010.  In light of its significance, please revise in future filings to provide a more robust discussion and analysis of the net revenues of this segment, including quantification of the impact on your operating results of particular product types within Fixed Income, Currency and Commodities Client Execution when discussing the various trends.  Provide us with your proposed disclosures.

Response:

We agreed with the Staff’s prior comment on this topic (number 11 in the Staff’s letter dated September 27, 2010), and accordingly included a more detailed analysis of the material trends in and drivers of net revenues within Fixed Income, Currency and Commodities Client Execution on page 55 of our Form 10-K.  In future filings we propose to include disclosure similar to the following illustrative example of what this disclosure might have been for the year ended December 2010:

“Net revenues in Fixed Income, Currency and Commodities Client Execution were $13.71 billion for 2010, 37% lower than a particularly strong 2009. During 2010, Fixed Income, Currency and Commodities Client Execution operated in a challenging environment characterized by lower client activity levels, which reflected broad market concerns including European sovereign debt risk and uncertainty over regulatory reform, as well as tighter bid/offer spreads. The decrease in net revenues compared with 2009 primarily reflected significantly lower results in interest rate products, credit products, commodities and, to a lesser extent, currencies. These decreases were partially offset by higher net revenues in mortgages, as 2009 included approximately $1 billion of losses on commercial mortgage-related products.

Results in each of the products in Fixed Income, Currency and Commodities Client Execution for 2010 were negatively impacted by a general decrease in client activity levels from very strong levels seen in 2009. Certain unfavorable conditions emerged during the second quarter of 2010 that made the environment more challenging for our businesses, resulting in lower client activity levels. These conditions included broad market concerns, such as European sovereign debt risk and uncertainty regarding financial regulatory reform, sharply higher equity volatility levels, lower global equity prices and wider corporate credit spreads. In addition, a more competitive environment drove tighter bid/offer spreads. During the second half of 2010, some of these conditions reversed as equity volatility levels decreased, global equity prices recovered, corporate credit spreads narrowed and commercial real estate asset prices began to improve. However, lower client activity levels, reflecting broad market concerns, including European sovereign debt risk and uncertainty over regulatory reform, continued to negatively impact our results. In addition, bid/offer spreads remained tight relative to 2009, as financial markets continued to stabilize, the availability of funding improved and volatility levels in both corporate credit spreads and commodity prices declined. If broad market concerns were to continue over the long term, net revenues in Fixed Income, Currency and Commodities Client Execution would likely continue to be negatively impacted.”

Investing & Lending, page 56

13.
We note your disclosure that results for 2010 in Investing & Lending reflected a net gain of $2.69 billion from other equity securities and a net gain of $2.60 billion from debt securities and loans.  In future periodic filings please revise to provide a more robust discussion of these changes, including discussion of known material trends and uncertainties and an analysis explaining the underlying reasons for or implications of material fluctuations.  Please provide us with your proposed disclosure.

Response:

In future filings we will provide a more detailed discussion of the material trends and uncertainties affecting our Investing & Lending segment.  Please see the response to comment number 10 above for an illustrative example of what this disclosure might have been for the year ended December 2010.

Market Risk Management, page 84

Value-at-Risk, page 85

14.
We note your disclosure on page 85 that you use stress testing and a variety of scenarios to calculate the potential loss from a wide range of market moves.  Please more clearly describe in future filings the method used (i.e., parametric, historical, full valuation, etc.) and the level or number of market factors used when calculating Value-at-Risk (or VaR) as presented throughout this section.

Response:

When calculating Value-at-Risk (VaR) we use historical simulations with approximately 70,000 market factors. We deploy full valuation of market factors at the position level for substantially all positions. Accordingly, in future filings we will add disclosure similar to the following:

“When calculating Value-at-Risk (VaR) the firm uses historical simulations with full valuation of approximately 70,000 market factors.”

15.
You disclose that you use risk limits at various levels within the firm to govern risk appetite by controlling the size of your exposures to market risk.  Discuss the extent to which VaR that management uses at these various levels differs in methodology or number of market factors used from the presentations in the filing.

Response:

The VaR that management uses to govern risk appetite does not differ in methodology or number of market factors from the VaR presentations in our filings.

Year-End VaR and High and Low VaR, page 86

16.
Please refer to page 87.  We note that trading losses incurred on a single day exceeded your 95% one-day VaR on two occasions.  We also note that the trading losses incurred on a single day did not exceed your 95% one-day VaR during 2009.

•
Given that your trading losses exceeded your one-day VaR on only two occasions in 2010 and no occasions in 2009, please tell us why you believe the number of exceptions were not higher since your VaR is calculated at the 95% confidence level.

•	Explain to us how you determined your VaR model is still statistically appropriate in light of so few exceptions.

•
Address any changes you made to your VaR methodology or assumptions during the last three years, particularly highlighting any changes made because no trading losses were in excess of your one-day VaR in 2009.

Response:

We periodically assess our VaR calculation, through a range of analyses, and believe it is appropriate despite the fact that trading losses exceeded VaR twice during 2010 and on no occasions during 2009.  During years in which the firm has significantly more positive net revenue days than net revenue loss days, we would expect to have fewer exceptions because, under normal business conditions, our business model produces positive net revenues. In more adverse markets, our businesses generally produce lower net revenues and more loss days, resulting in more exceptions. For example, the firm had 14 and 10 days in 2008 and 2007, respectively, where trading losses on a single day exceeded our one-day VaR. In addition, VaR backtesting is performed against total daily market-making revenues (including, for example, bid/offer net revenues which are more likely than not to be positive by their nature).

We routinely improve our VaR models (including, for example, adding market factors as necessary, and fully repricing a greater proportion of our positions) but none of these changes has been material or motivated by fewer trading loss exceptions in 2010 and 2009.

Notes to Consolidated Financial Statements

Note 5. Fair Value Measurements, page 117

17.
We note your disclosure of the aggregate amounts of net realized and unrealized gains and losses related to level 3 financial assets included in non-interest revenues.  In future periodic filings please revise footnote 1 to the table at the top of page 117 to quantify the amounts included in each of the applicable line items within non-interest revenues.

Response:

In future filings, we will revise footnote 1 to quantify the amounts of net realized and unrealized gains and losses related to level 3 financial assets included in each of the applicable line items within non-interest revenues as follows:

1.	The aggregate amounts include approximately $X billion, $X million and $X million reported in “Market making,” “Other principal transactions” and “Interest income,” respectively.

Note 7 – Derivatives and Hedging Activities, page 126

Credit Options, page 136

18.
Please refer to footnote 2 of the tabular presentation.  We note that “Other Purchased Credit Derivatives” is comprised of purchased protection in excess of the amount of written protection on identical underlying.  To enhance the transparency of your disclosure, please disclose separately the related total amount of purchased protection versus written protection.

Response:

We disclose separately the related total amount of purchased protection versus written protection on page 136 of our Form 10-K in the paragraph preceding the table. We made similar disclosures in our Form 10-Q and will continue to include these disclosures in future filings.  We have included the disclosure as of December 2010 below for your reference:

“As of December 2010, written and purchased credit derivatives had total gross notional amounts of $2.05 trillion and $2.19 trillion, respectively, for total net notional purchased protection of $140.63 billion.  As of December 2009, written and purchased credit derivatives had total gross notional amounts of $2.54 trillion and $2.71 trillion, respectively, for total net notional purchased protection of $164.13 billion.”

Note 8 – Fair Value Option, page 138

Insurance and Reinsurance Contracts, page 139

19.
You state on page 161 that $2.05 billion of your $6.3 billion in Liabilities for future benefits and unpaid claims at December 31, 2010 are carried at fair value under the fair value option.  We also note your disclosure on page 139 the significant inputs are interest rates, inflation risk, mortality, or funding benefit assumptions.  ASC 825-10-15-4d indicates that only certain insurance contracts settlable in goods or services are eligible for the fair value option.  Please tell us and revise your disclosure here to identify the types of contracts and the nature of the goods or services in which they are settlable.  Tell us and consider disclosing the other factors related to these goods or services that affect the valuation of these contracts.

Response:

The insurance contracts for which we have elected the fair value option are insurance liabilities that can be settled only in cash and that qualify for the fair value option because they are recognized financial liabilities. We do not have insurance contracts that we can settle by providing goods and services.  To clarify this, we propose to add the following disclosure in future filings:

“The insurance contracts for which the firm has elected the fair value option are insurance liabilities that can be settled only in cash and that qualify for the fair value option because they are recognized financial liabilities.”

Note 10 – Securitization Activities, page 145

20.	Please tell us, and more clearly disclose in future filings, the exposures and primary risk retained by the Company in connection with your securitization transactions.

Response:

During a securitization, the firm generally receives cash in exchange for the transferred assets but may also have continuing involvement with transferred assets, including beneficial interests in securitized financial assets, primarily in the form of senior or subordinated securities, and servicing rights that the firm retains at the time of securitization. The firm may also purchase senior or subordinated securities issued by securitization vehicles (which are typically VIEs) in connection with secondary market-making activities.

The primary risks included in these securities are the performance of the underlying collateral, the position of our investment in the capital structure of the securitization and the market yield for the security.  In future filings, we will include this disclosure.

21.	In future filings, please further disaggregate the information presented within the table on page 146 by loan quality and vintage.

Response:

Of the $6.97 billion in fair value of retained interests related to securitizations where the firm has continuing involvement, approximately $5.93 billion relates to U.S. government agency-issued collateralized mortgage obligations, which were predominantly issued in 2010.  We propose to add disclosure similar to the following in future filings:

“The retained interests in the table above were primarily related to U.S. government agency-issued collateralized mortgage obligations, which were predominantly issued in 2010.”

Transactions with the Hellenic Republic (Greece), page 200

22.
We note that you are involved in a number of investigations by various governmental and regulatory bodies in connection with the certain transactions involving Greece.  Please tell us and enhance your disclosure in future filings to quantify your total remaining exposure related to Greece.

Response:

The transactions subject to investigation and review were terminated before the end of 2005. The firm’s overall economic exposure from transactions with the Hellenic Republic as counterparty was less than 0.01% of total assets as of December 2010.  At this time, there are no pending or threatened claims with respect to these investigations.

Supplemental Financial Information, page 202

Ratios, page 210

23.	Please revise in future filings to disclose the dividend payout ratio in accordance with Item VI of Industry Guide 3.

Response:

In future filings, we will revise our Ratios disclosure on page 210 of our Form 10-K to include the dividend payout ratio. We propose to add disclosure similar to the following in future filings:

Year Ended
	December 2010	December 2009
DiDividend payout ratio 1	10.6%	4.7%

1.	Dividends declared per common share as a percentage of diluted earnings per common share.

Item 11.  Executive Compensation

2010 Compensation, page 21

24.
On page 21 you state that in determining the amount and form of compensation to be awarded to your NEOs you considered your financial performance, the individual and collective performance of your NEOs and compensation levels and practices of other financial services firms.  Please expand the discussion to address the following:

•	With respect to financial performance, please explain how your compensation committee used your financial performance to determine the amount and form of the compensation awards; and

•	With respect to individual performance, please discuss the aspects of each NEO’s individual performance that had a material impact on the amount of each NEO’s compensation award.

To the extent that there were any corporate and or individual goals used to determine whether variable compensation would be awarded or the amount of variable compensation awards, please identify the goals, discuss the level of achievement and explain how the level of achievement was used to determine the amount of the awards.

Response:

As disclosed on page 21 of our Proxy Statement, the determinations of the amounts paid to our NEOs “were not formulaic and were not based on specific firmwide or individual performance targets or objectives.” The Compensation Committee, in determining the amount and form of the compensation awards, reviewed, among other things, the firm’s financial performance as described on pages 21 and 22 of the Proxy Statement under the caption “Financial Performance and Risk Assessment.” However, the Compensation Committee did not weight or ascribe specific values to these measures.

As discussed on page 23 of the Proxy Statement, the Compensation Committee discussed the performance of our NEOs and determined that, based on the individual and collective performance and teamwork of our NEOs, they should each receive the same compensation for 2010. There were no specific aspects of individual performance that had a material impact on any NEO’s compensation award.

An Advisory Vote on Executive Compensation Matters (Say on Pay), page 39

25.	Please confirm that you will discuss how you considered the advisory votes in future proxy statements.

Response:

We confirm that we will discuss how the Compensation Committee considered the advisory vote on executive compensation in future proxy statements, as required by Item 402(b) of Regulation S-K.

Form 10-Q for the period ended March 31, 2011

Note 11 – Variable Interest Entities, page 49

Municipal Bond Securitizations, page 50

26.
We note discussions in various sections of your filing regarding your exposures to municipal entities.  Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities.  Please also consider providing this type of disclosure in your future filings in order to more clearly identify any risk concentration in this industry.

Response:

The firm does not have a significant concentration of credit risk to municipal entities. [Redacted]

If exposure to state and local municipalities becomes material, we will disclose this risk concentration in future filings.

Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 96

Business Environment, page 99

Global, page 99

27.
You have disclosed that the political unrest in the Middle East, the earthquake and tsunami in Japan and inflation in emerging markets have affected your businesses during the quarter.  Please tell us, and discuss in future filings, the exposure that these recent events has had on your business and how it has (or will) impact your results of operations.  Additionally, please tell us and consider disclosing the amount of provisions or adjustments you have made, if any, in your financial statements as a result of such exposures.

Response:

We included this disclosure as general context for the economic environment in which we operated during the period.  We have made no material provisions or adjustments to our financial statements related to these events.  These events did not have a material direct impact on our financial condition or results of operations. They did impact us indirectly due to their introduction of uncertainty into the economic environment, as disclosed in “Results of Operations – Segment Operating Results” on page 109 of our Form 10-Q:

“The improvement in client activity levels reflected higher origination activity in credit markets, improved volumes in mortgages, largely in non-agency products, and generally higher activity levels in interest rate products, currencies and commodities, as continued uncertainty in the macroeconomic outlook impacted the business needs of our clients.  The continued uncertainty reflected certain trends that emerged during the second quarter of 2010, including concerns about European sovereign debt risk and uncertainty over financial regulatory reform.  Additional concerns during the first quarter of 2011 included political unrest in the Middle East, the earthquake and tsunami in Japan and inflation in emerging markets.  If these concerns were to continue over the long term, net revenues in Fixed Income, Currency and Commodities Client Execution and Equities would likely be negatively impacted.”

Critical Accounting Policies, page 100

Controls over Valuation of Financial Instruments, page 101

28.
In the second paragraph you indicated that in situations where there is a question about the valuation of financial instruments valuation is determined by senior management in control and support functions that are independent of the revenue-producing units.  Please tell us, and clarify in future filings, the facts and circumstances where an instrument’s valuation would come into question.

Response:

Market makers and investment professionals in our revenue-producing units are responsible for pricing our inventory of financial instruments.  Our control infrastructure is independent of the revenue-producing units and is fundamental to ensuring that all of our financial instruments are appropriately valued at market clearing levels.  In the event that there is a difference of opinion in situations where estimating the fair value of financial instruments requires judgment (e.g., calibration to market comparables or trade comparison), the final valuation decision is made by members of our independent price verification function, as opposed to the revenue-producing units.  This independent price verification function is critical to ensuring that our financial instruments are properly valued.

We will include the above disclosure in future filings.

Regulatory Reform, page 111

29.
We note your disclosure regarding the Dodd-Frank Act here as well as elsewhere in your filing, including its limitations on various aspects of your business.  Please revise your future filings to address the following:

•	Clearly disclose how you define “proprietary trading” for these purposes.

Response:

The reference on page 111 to “proprietary trading” refers to the definition that ultimately will be adopted by regulators in the rule-making process. Because this term has not yet been defined by regulators, the firm cannot provide any detailed disclosure or responses as to the trading desks or related business units that participate in activities that meet the definition.

In particular, we note that the statutory language prohibiting “proprietary trading” contains a number of activities permitted notwithstanding the general restriction on proprietary trading, including transactions on behalf of customers and risk-mitigating hedging activities, and the legislative history indicates that it is intended to cover short-term trading, not long-term investing. In addition, the statutory prohibition on sponsoring and investing in hedge funds and private equity funds permits providing a certain level of seed capital for funds. The detailed scope of the prohibitions, permitted activities, exceptions and exclusions, and the impact on the firm, cannot be known with any certainty until the rules are adopted. Even when adopted, we expect significant formal and informal guidance from regulators. Once the regulatory landscape is sufficiently clarified, the firm will assess the impact on its businesses, and will disclose any anticipated material business changes arising from the regulations.

•
Identify the trading desks and other related business units that participate in activities you believe meet the definition of proprietary trading.  Identify where these activities are located in terms of your segment breakdowns.  Quantify the gross revenues and operating margin from each of these units.  We note your disclosure on page 59 of your Form 10-K for the year ended December 31, 2010 that you have liquidated your positions within Principal Strategies in your former Equities operating segment.  It is not clear if this was the extent of your proprietary trading business.  Please clarify if there are other proprietary trading businesses.  If there are, please clearly identify the extent to which such activities or business units have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

Response:

While the firm has wound down those activities that seemed most likely to be covered by the rulemaking (i.e., our principal strategies and macro trading strategy activities), as discussed above, the firm is currently unable to determine which other trading desks or business units may be affected.

•
Revise your future filings to clearly identify aspects of your business that are similar to but excluded from your definition of “proprietary trading” for these purposes.  Clearly disclose how you differentiate such activities.  Tell us the extent to which you believe it is possible that such activities will be scoped into the final regulatory definition of proprietary trading.

Response:

Please see the response to the first and second bullets above.

•
Identify the business units that sponsor or invest in private equity or hedge funds.  Identify where these activities are located in terms of your segment breakdowns.  Quantify the gross revenues, operating margins, total assets, and total liabilities associated with your sponsorship and investments in private equity and hedge funds.  Clearly identify the extent to which such activities have been terminated or disposed of as well as the steps you plan to take to terminate or dispose of the rest of these components.

Response:

The firm earns management fees and incentive fees for investment management services from private equity and hedge funds, which are included in the Investment Management segment. We make investments in funds that we manage and the gains and losses from such investments are included in our Investing & Lending segment. [Redacted]

The Volcker Rule requires the firm to reduce its investment in each of its private equity and hedge funds to 3% or less of net asset value, and to reduce its aggregate investment in all such funds to 3% or less of the firm’s Tier 1 capital.  We continue to manage our existing private equity funds taking into account the transition periods under the Volcker Rule.  [Redacted]. In certain cases, we currently plan to redeem up to approximately 10% of each hedge fund’s total redeemable units per quarter over ten consecutive quarters, beginning March 2012 and ending June 2014.  In addition, we have limited the firm’s initial investment to 3% for certain new funds.  We plan to review these expectations when the detailed scope of the prohibitions, permitted activities, exceptions and exclusions related to sponsoring and investing in private equity and hedge funds are known with certainty.

Due to the uncertainty around the Dodd-Frank Act outlined in our foregoing responses to this comment, we currently do not believe that including the information above in future filings would provide investors with a meaningful basis for assessing the Dodd-Frank Act’s impact on our businesses.

Other Capital Metrics, page 122

30.
We note your presentation of unadjusted tangible common shareholders’ equity and tangible book value per common share at various places in the filing.  These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not disclosures required by GAAP, Commission Rules, or banking regulatory requirements.  Further, we note your presentation your adjusted presentation of book value per common share, tangible book value per share, common shareholders’ equity, tangible common shareholders’ equity, diluted earnings per common share, and annualized ROE which are all adjusted to exclude the impact of the preferred dividend.  In future filings, given the volume of non-GAAP measures presented at various locations throughout the filing, please expand your disclosures to clearly identify these metrics as “non-GAAP” where they appear.  Please provide a transparent reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented.  Revise your future filings to state that in light of diversity in presentation in the market place, the methodology for determining these measures may differ among companies.  Refer to the guidance of Item 10(e) of Regulation S-K.

Response:

In future filings, we will clarify that each of these metrics are non-GAAP measures each time they appear and continue to include a transparent reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented.  In addition, we propose to include the following disclosure, where applicable, in each instance that we present a non-GAAP measure in future filings:  “These measures may not be comparable to similarly named non-GAAP measures used by other companies.”

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	David A. Viniar, Chief Financial Officer (Principal Financial Officer) (The Goldman Sachs Group, Inc.)